Mail Stop 6010

December 6, 2007

James A. Ermilio
Executive Vice President, General Counsel
 and Secretary
The Commerce Group, Inc.
211 Main Street
Webster, MA 01570

> **Re: The Commerce Group, Inc.**
> **Definitive Proxy Statement**
> **Filed April 17, 2007**
> **File No. 001-13672**

Dear Mr. Ermilio:

We have reviewed your response letter dated October 12, 2007 and have the following comments. Please respond to our comments by December 20, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1.   We note your responses to our prior comments. Please confirm that you will include disclosure in your future filings, as applicable, that reflects the substance of those responses.

2.   As requested in our previous letter, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney